

September 26, 2014

<u>Via E-mail</u>
Dennis E. Nixon
Chief Executive Officer and President
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, Texas 78042

> **Re: International Bancshares Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 24, 2014**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2014**
> **Filed August 11, 2014**
> **File No. 000-09439**

Dear Mr. Nixon:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Exhibit 13

Liquidity, page 18

1. Please revise your future filings to provide an enhanced discussion of your liquidity, including specifically identifying internal and external sources of liquidity and briefly discussing any material unused sources of liquid assets. Refer to Item 303(A)(1) of Regulation S-K. We note, for instance, from your disclosures on pages 20 and 62 that you have $1.2 billion of short term Federal Home Loan Bank advances outstanding as of December 31, 2013 that appear to be as a result of purchase available-for-sale securities.

Please explain the sources of liquidity you currently have or expect to have to repay this outstanding debt.

Note 4 – Allowance for Probable Loan Losses, page 50

2. We note your disclosure on page 51 that the allowance for probable loan losses increased during 2013 mainly due to the addition of a specific reserve of approximately $12 million on a previously identified impaired commercial loan that further deteriorated during 2013. Please tell us to provide a comprehensive understanding of this loan including the following:

- When the loan was originated;
- The allowance for loan losses associated with the loan, as applicable, at each reporting period end in 2013;
- When the loan became impaired;
- The underlying collateral supporting the loan;
- The last appraisal obtained for the loan or an understanding of methodology used to determine the fair value of the underlying collateral, as applicable; and
- Any other pertinent information deemed necessary to understand your review of the loan and related accounting since origination of the loan and through the date of your response.

In future filings, please provide enhanced disclosure in your Management's Discussion and Analysis (MD&A) section surrounding any loans, previously identified as impaired or otherwise, that result in a significant increase to either your allowance for probable loan losses or provision for probable loan losses.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Note 2 – Fair Value Measurements, page 8

3. We note your disclosure beginning on page 11 regarding your appraisal policies and procedures for determining the fair value of impaired loans which is based upon either an appraisal or evaluation process. We also note on page 12 that as of June 30, 2014, you have $64.1 million of impaired collateral dependent loans, of which $29.5 million had an appraisal or evaluation performed within the immediately preceding twelve months. Please tell us and revise your MD&A in future filings to explain in detail the following:

- When you would obtain an appraisal compared to performing an evaluation to determine the fair value of the collateral-dependent impaired loan. Please explain in further detail what procedures are performed during an evaluation in addition to separately disclosing the amount of impaired loans for which the fair value of the collateral was determined by an evaluation to those determined by an appraisal.

- Please provide us with a detailed understanding of the procedures performed on the $34.6M of collateral dependent impaired loans as of June 30, 2014 with no recent appraisal or evaluation performed within the last twelve months.

Note 4 – Allowance for Probable Loan Losses, page 14

4. We note from your tabular disclosure on page 15 that you recorded a reversal to the provision for probable loan losses for your commercial real estate – farmland & commercial loans of $4.8 million during the six months ended June 30, 2014. We also note in the allowance for probable losses table on page 17 that there was roughly a similar significant decrease in the amount of the allowance related to this loan class, for loans collectively reviewed for impairment, from December 31, 2013 to June 30, 2014. Given the changes noted over the same period in the asset quality metrics related to this portfolio, including for instance, the amount of past due loans beginning on page 22 and credit quality indicators on page 24, the reasons for this reversal are not specifically clear. Please tell us and revise your MD&A in future filings to more fully disclose the specific reasons for the significant reversal to your allowance for probable loan losses for your commercial real estate – farmland & commercial loans, and incorporate similar disclosures related to any other significant changes in other loan classes, as applicable.

5. We note your disclosure on page 21 that troubled debt restructurings (TDRs) totaled $21.9 million and $20.4 million as of June 30, 2014 and December 31, 2013, respectively. Please revise your future filings to provide an accounting policy footnote for your TDRs and all of the disclosures required by ASC 310-10-50-33 and 34.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief